UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Special General Meeting

Quoin Pharmaceuticals, Ltd. (the “Company”) hereby furnishes the following documents in connection with its Special General Meeting (the “Meeting”) scheduled for Monday, February 28, 2022, at 4 p.m. (Israel time), at the offices of the Company’s Israeli counsel, S. Horowitz & Co., at 31 Ahad Ha-Am St., Tel Aviv:

1.	a copy of the Notice and Proxy Statement with respect to the Meeting, attached hereto as Exhibit 99.1;

2.	a form of Proxy Card for holders of the Company’s ordinary shares, attached hereto as Exhibit 99.2; and

3.	a form of Voting Instruction Form for holders of American Depositary Shares of the Company, attached hereto as Exhibit 99.3.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
99.1	Notice and Proxy Statement
99.2	Proxy Card
99.3	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer